Exhibit 99.1

Bradley Pharmaceuticals, Inc. (NYSE: BDY) was founded in 1985 as a specialty pharmaceutical company and markets to niche physician specialties in the U.S. and 38 international markets. Bradley's success is based upon the strategy of Acquire, Enhance and Grow; Enhancing product acquisitions with improved formulations and effective marketing strategies. Based upon this proven success, the Company is now expanding to a strategy to improve and expand product offerings, strengthen our financial profile, increase alignment with shareholders’ interests and focus intensely on operations. These initiatives underscore the Company's continuing commitment to build long-term shareholder value. Bradley Pharmaceuticals is comprised of Doak Dermatologics, specializing in therapies for dermatology and podiatry; Kenwood Therapeutics, providing gastroenterology, respiratory and other internal medicine brands; and A. Aarons, which markets authorized generic versions of Doak and Kenwood therapies.

Please visit Bradley Pharmaceuticals web site at: www.bradpharm.com

Bradley Pharmaceuticals common stock is listed on the NYSE under the symbol BDY.

For Immediate Release	Contact:	Anthony Griffo Investor Relations Bradley Pharmaceuticals, Inc. 973-882-1505, ext. 313

COSTA BRAVA TRACK RECORD
PROVES THEY ADD NO VALUE TO BRADLEY

Fairfield, NJ—October 17, 2006— Bradley Pharmaceuticals, Inc. (NYSE: BDY) issued the following open letter to Bradley shareholders.

Dear Fellow Bradley Shareholders:

Costa Brava and Seth Hamot claim they have experience that will enhance performance of our Company. This is clearly not true. In a presentation made last week, Costa Brava gave Bradley Pharmaceuticals shareholders a look at Costa Brava’s investment track record, citing four investments as evidence that Costa Brava “provides results.” We believe these so-called “success stories” demonstrate that they are more likely to bring instability, increased costs and lost share value. This should be a warning to Bradley shareholders that Costa Brava represents a risk to your investment in Bradley:

1)	Huntsman Polymers: In 2002, Costa Brava attempted to force Huntsman Polymers Corp. into bankruptcy because the $8.5 billion company missed a single bond payment. Costa Brava held less than 1% of Huntsman’s total debt, an investment of approximately $1 million. The bankruptcy court dismissed Costa Brava’s involuntary bankruptcy petition, which Huntsman called “completely without merit.” Despite being highlighted as a “success story,” Costa Brava’s actions added no value to Huntsman and reportedly caused significant disruption in Huntsman’s business.

2)	Telos Corporation: Costa Brava has taken a stake in Telos’ preferred stock and has agitated for the company to pay millions of dollars in dividends. During the period of Costa Brava’s investment, Telos’ financial position has continued to deteriorate and according to Telos’ management, the payment of the dividends Costa Brava has demanded would put Telos in further financial jeopardy. Telos chief executive John B. Wood recently told The Washington Post: “We have activist hedge funds who use the cloak of corporate governance to litigate their returns. We as a company have a responsibility and a duty to protect the interest of all of our stakeholders, and not give a priority of one group over another group.”

3)	Riscorp: Costa Brava took an opportunistic stake in this workers compensation company that was besieged by problems including that their CEO was convicted and imprisoned for bribing government officials. Costa Brava then assisted in the sale of the company back to the then paroled executive. This example demonstrates Costa Brava’s penchant in opportunistic, short-term financial gain, not in building long-term shareholder value.

4)	Sports Supply Group (“SSG”): Costa Brava’s minimal investment in a small sporting goods company traded in the Over the Counter Market is not applicable to its investment in a pharmaceutical company with a market cap of almost $300 million, traded on the New York Stock Exchange. By citing this investment as a reason Costa Brava’s nominees should sit on Bradley’s Board, Costa Brava is exposing its lack of experience and credibility to speak for common shareholders.

Glaringly absent from this list of Costa Brava so-called “success stories” is its history with TechTeam Global, THE ONLY SITUATION THAT IS RELEVANT TO COSTA BRAVA’S ACTIVITIES WITH BRADLEY.

5)	TechTeam Global: In May 2006, Costa Brava was given four seats on TechTeam’s board after a period of agitation highlighted by lawsuits and rhetoric, much like the proxy battle they have waged with Bradley. Since these board seats were given to Costa Brava as part of a settlement, Costa Brava has forced TechTeam to pay Costa Brava’s legal fees of more than $600,000. Further, TechTeam’s stock has dropped more than 23%. It is critical for all shareholders to understand that, like TechTeam, Costa Brava will require Bradley and its shareholders to pay Costa Brava’s fees and expenses (which we believe may exceed the $850,000 that Costa Brava estimates) if Bradley shareholders elect Costa Brava’s nominees or approve its proposals.

The so-called “success stories” highlighted by Costa Brava prove that it has a poor track record of enhancing the fundamental value of target companies, little interest in the welfare of other shareholders and lacks experience applicable to Bradley or any specialty pharmaceutical company.

Costa Brava and its nominees do not market anything and have no appreciation for those that do successfully produce and market products. Its slate of directors has little relevant experience to our business and we fear that Bradley and our shareholders will be subject to the kinds of disruptive tactics and poor results that Costa Brava highlighted as representative of its capabilities.

Support Bradley and Vote the White Proxy Card

The Bradley Board of Directors has presided over a period of unprecedented growth. Our stock value is up more than 80% year-to-date and we have continued our history of strong sales and earnings growth. Our Board has proposed three qualified nominees each with more that 25 years of specialty pharmaceutical or accounting experience. Based on our history and our continued success, we ask you to support Bradley and the Bradley-nominated Board by returning the WHITE proxy card.

Sincerely,
The Board of Directors of Bradley Pharmaceuticals, Inc.

Daniel Glassman
Chairman of the Board

P.S. Bradley has a long history of delivering shareholder value, and this success cannot be compromised by a small activist hedge fund with self-serving interests. We ask for your vote and the return of the WHITE proxy card to support our current board so Bradley can maintain the momentum of our recent success and champion your investment interest.

If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to Georgeson, Inc. in the self-addressed, stamped envelope provided.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, please sign, date and mail the enclosed WHITE proxy card in the self-addressed, stamped envelope provided.

YOU MAY ALSO CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR WHITE PROXY CARD.

After signing the enclosed WHITE proxy card, do not sign or return any proxy card sent to you by Costa Brava Partnership III L.P. Remember - - only your latest dated proxy will determine how your shares are to be voted at the meeting.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor.

Georgeson, Inc.
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers (212) 440-9800
Stockholders Call Toll-Free (866) 856-2826

The Company’s Annual Meeting of Stockholders is scheduled for Thursday, October 26, 2006 at 9:00 a.m. Eastern Time, at the offices of Morrison & Foerster LLP in New York City. Bradley strongly urges stockholders to return their signed WHITE proxy card and to elect the Company’s slate of directors and reject the Costa Brava/Hamot proposals. The Company strongly urges stockholders not to return any Costa Brava proxy card that they may receive.

Additional Information

On September 29, 2006, Bradley filed with the SEC and began mailing to its stockholders a notice of annual meeting and a definitive proxy statement, together with a WHITE proxy card that can be used to elect our independent director nominees and to vote upon all the proposals expected to be presented at the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF BRADLEY ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRADLEY AND THE 2006 ANNUAL MEETING OF STOCKHOLDERS. Stockholders can obtain additional copies of the notice of annual meeting and proxy statement, including the WHITE proxy card, and other documents filed by Bradley with the SEC when they become available, by contacting Bradley at Bradley Pharmaceuticals, Inc., Investor Relations, 383 Route 46 West, Fairfield, NJ 07004-2402, or by telephone at (973) 882-1505, ext. 313. Copies of the proxy materials may also be requested by contacting our proxy solicitor, Georgeson, Inc., toll-free at 1-866-856-2826. In addition, documents filed with the SEC by Bradley are available free of charge at the SEC’s website at www.sec.gov.

Bradley, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of Bradley’s security holders in connection with its 2006 Annual Meeting of Stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the definitive proxy statement.

Safe Harbor for Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Bradley expects, believes or anticipates will or may occur in the future, such as sales and earnings estimates, other predictions of financial performance, timing of payments on indebtedness, launches by Bradley of new products, market acceptance of Bradley’s products, timing and repurchases of shares of common stock, and the achievement of initiatives to enhance corporate governance and long-term shareholder value. Forward-looking statements are based on Bradley’s experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond Bradley’s control. These risks and uncertainties include Bradley’s ability to: estimate sales; comply with the restrictive covenants under its credit facility; refinance its credit facility, if necessary; access the capital markets on attractive terms or at all; favorably resolve the pending SEC informal inquiry and file required financial statements with the SEC in a timely manner; remediate its material weaknesses in its internal controls; maintain sales of its products; successfully acquire, develop, integrate, or sell new products, including POLYPHENON(R) E Ointment when and if approved by the FDA and the products incorporating the delivery systems to be developed by Polymer Science; or effectively react to other risks and uncertainties described from time to time in Bradley’s SEC filings, such as fluctuation of quarterly financial results, estimation of product returns, chargebacks, rebates and allowances, concentration of customers, reliance on third party manufacturers and suppliers, litigation or other proceedings (including the pending class action, shareholder derivative lawsuits and controversies or proceedings arising out of the current proxy contest), government regulation, stock price volatility and ability to achieve strategic initiatives to enhance long-term shareholder value. Further, Bradley cannot accurately predict the impact on its business of the approval, introduction, or expansion by competitors of generic or therapeutically equivalent or comparable versions of Bradley’s products or of any other competing products. In addition, actual results may differ materially from those projected. Bradley undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.